FOR IMMEDIATE RELEASE

AutoChina International Launches New Customer-Facing Website to

Serve as Channel for New Business Opportunities

Shijiazhuang, Hebei Province, China – October 25, 2012 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTCF), China’s largest commercial vehicle sales, servicing, leasing, and support network, today announced that it has launched a new website for its customer base in China, which can be found at http://www.kywmall.com. This new and robust information portal is intended to serve as the launch pad by which AutoChina will expand and diversify its business. With the new customer-facing website, AutoChina aims to not only increase accessibility to information about its existing heavy-truck leasing business but to also better serve its customer base with new service offerings, which currently include:

1)	Logistics services whereby the Company provides information to its customers to help optimize capacity utilization in transporting payloads;
2)	Consulting on insurance matters and access to various types of insurance; and
3)	An online used truck marketplace.

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “We are excited about the launch of our new website, which we feel greatly enhances the value AutoChina brings to its customers and will serve to strengthen our brand and industry position. Not only does the website make information about our Company more readily and widely accessible 24 hours a day, 7 days a week, but it also puts more power into the hands of our existing and potential customers because it contains a wealth of information. Though users can find detailed information about AutoChina’s existing truck-leasing offerings and related services on the new website, our physical locations will continue to serve as a key point of contact for our existing and potential customers.

“We believe the logistics information provided on this website will be of tremendous value to existing customers and any small business owner involved in the transportation industry. By providing access to carrier and load information in multiple cities, AutoChina aims to reduce the number of empty trucks on the road. We feel that providing this information will result in more effective and cost-efficient business practices for our customers.

“We also believe a comprehensive website is important as we continue to expand our business and customer base beyond the transportation and finance industry,” Mr. Li said. “For example, anyone with Internet access can now find information on our various insurance offerings from different carriers. We are hopeful that the new website will help set AutoChina apart from its competitors during this downturn in the commercial vehicle market, and we expect the online portion of our business will continue to evolve and expand with time.”

AutoChina International Ltd.	Page 2
October 25, 2012

About AutoChina International Limited:

AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   The Company owns and operates 523 commercial vehicle financing centers across China; and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

AutoChina International Ltd.	Page 3
October 25, 2012

CONTACT
At the Company	Investor Relations
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Carolyne Yu
(858) 997-0680 / jcwang@autochinaintl.com	Account Executive
(212) 836-9610 / cyu@equityny.com

Adam Prior
Vice President
(212) 836-9606 / aprior@equityny.com